Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following are responses to frequently asked questions made available by DigitalGlobe, Inc. to its employees as of February 24, 2017.

DGI - MDA Team Member FAQ

1.              What was announced today?

•                  DigitalGlobe has entered into a definitive merger agreement to combine with MacDonald, Dettwiler and Associates Ltd.’s (“MDA”) U.S. operating company, SSL MDA Holdings, in a transaction with an equity value of approximately $2.4 billion and an enterprise value of $3.6 billion, including assumption of DigitalGlobe’s $1.2 billion in net debt.

•                  The combination of our companies represents an opportunity to create a leading provider of satellites, earth imagery, geospatial data solutions and analytics.

•                  We believe this transaction is in the best interests of DigitalGlobe and is an exciting win-win for all stakeholders: it positions DigitalGlobe to reach our next phase of growth and enhances our customer offerings; it diversifies revenue mix and reduces dependency on any one customer or contract; our team members will have the opportunity to benefit from being part of a larger, more diversified company; and our shareowners will receive immediate cash value for their shares as well as further upside through ownership in the combined entity.

2.              Who is SSL MDA Holdings?

•                  SSL, based in Palo Alto, CA, is a recognized global leader in communications satellite design and manufacturing and represents the U.S. operating company of MacDonald, Dettwiler and Associates Ltd., based in Toronto.

•                  SSL’s global customers operate more than 85 communications satellites in geostationary orbit. SSL also produces small satellites for Earth observation and communications applications.

•                  In addition, SSL executes programs for NASA and other U.S. government agencies.

•                  MDA has been pursuing a U.S. Access plan strategy, and the combination with DigitalGlobe is a natural step in the execution of that strategy.

3.              Why is DigitalGlobe combining with SSL? How will DigitalGlobe benefit from this combination?

•                  We believe this transaction is in the best interests of DigitalGlobe and is an exciting win-win for all key stakeholders.

•                  By combining SSL and DigitalGlobe’s highly complementary businesses, the combined entity will benefit from having a portfolio of end-to-end capabilities and solutions.

•                  This strategic combination represents our continued commitment to the growth and development of our next gen constellation, a U.S. based workforce, and investment in the U.S. markets.

•                  Together with SSL, we will be even better positioned to support the U.S. Government and our commercial customers with new and enhanced multi-source data solutions and value-added services for their most demanding mission requirements.

•                  The transaction also significantly increases scale and diversifies the combined entity’s revenue base and customer mix.

•                  Importantly, SSL believes in the services and platform that DigitalGlobe provides to its customers.

4.              How will our customers benefit from this transaction?

•                  We believe that joining forces with SSL will enable us to better serve the changing needs of our customers around the world.

•                  DigitalGlobe’s digital imagery data and geospatial expertise and services combined with SSL’s existing radar-satellite systems and services will provide us with the ability to offer new and enhanced multi-source data to drive growth and innovation, while enhancing customer value in satellites, imagery, analytics, machine learning, communications and robotics.

•                  SSL is committed to supporting DigitalGlobe’s ability to execute on and operationalize our current strategy, which includes: building the next generation of WorldView-class satellites and ground systems, integrating the Scout satellites which are being built by KACST and TAQNIA Space, investing in our geospatial big data platform, and continuing to foster deep domain expertise and technical tradecraft within our services business.

5.              How will this impact DigitalGlobe team members? Will there be any layoffs as a result of the combination?

•                  Until the transaction is closed, which is expected to occur in the second half of 2017, DigitalGlobe and SSL will remain separate companies.

•                  We believe the combination will provide significant upside for DigitalGlobe team members by being part of a larger, more diversified company.

•                  This combination is about growth, vertical integration and bringing together different yet highly complementary capabilities. Having in-house satellite manufacturing capabilities is one example of this.

•                  Both DigitalGlobe and SSL serve customers in different end markets with adjacent offerings, and we expect to realize synergies largely by eliminating duplicative public company costs procurement cost savings, efficiencies gained by leveraging SSL’s manufacturing capabilities for future Earth observation satellite constellations, and the operational benefits of increased scale.

•                  As we just announced the combination, it is premature to speculate on specific changes to staffing or structure at this time.

•                  While we can never fully anticipate future changes to our business, it is important to keep in mind that this combination provides for a lot of adjacent capability and opportunity.

•                  We will communicate any changes well in advance and are committed to treating all team members fairly.

6.              What should I tell customers who ask about this transaction?

•                  The first thing we want our customers and partners to know is how excited we are about this transaction.

•                  Together with SSL, we will benefit from having a portfolio of end-to-end capabilities and solutions.

•                  In addition, we will be even better positioned to support the U.S. Government and our commercial clients with new and enhanced multi-source data and value-added services for their most demanding mission requirements.

•                  It’s important that you emphasize for our customers and partners that it remains business as usual.

7.              What are the integration plans to combine the two companies?

•                  Upon closing, DigitalGlobe will operate as a standalone division of SSL MDA Holdings, maintaining its name, brand, headquarters, and commitment to the essence of our Purpose, Vision and Values.

•                  Additional details regarding the integration plans for the combined entity will be communicated as we get closer to completing the transaction.

8.              What will be the leadership structure of the combined companies?

•                  Following the closing of the transaction, the combined company will be led by Howard L. Lance, current president and chief executive officer of MDA and president and chief executive officer of SSL. Mr. Lance has extensive experience in the global aerospace, defense and security markets. He will help guide and inform the transition and will position the combined company to capture growing demand for end-to-end space systems solutions.

•                  Upon closing, DigitalGlobe will operate as a standalone division of SSL MDA Holdings, maintaining its name, brand, headquarters, and commitment to the essence of our Purpose, Vision and Values. We will also continue to have a strong Washington, D.C. presence via our Services offices in Herndon, Chantilly and Arlington and maintain our office in Tampa.

•                  In addition, three of DigitalGlobe’s directors are expected to join the MDA Board of Directors.

9.              Will my title or responsibilities change? Who will I be reporting to following the close of the transaction?

•                  While this announcement is an important milestone, there are many decisions left to be made. As we work through the specifics, we will update you as we know more.

•                  Over the long term, we believe that employees of the combined company will benefit from access to even greater resources and growth opportunities.

•                  While we can never fully anticipate future changes to our business, it is important to keep in mind that this combination provides for a lot of adjacent capability and opportunity.

10.       Will the team member benefits and policies change?

•                  It is too early to know what, if any, changes will occur with this combination.

•                  However, at this time, we do not expect any negative impact to the benefits or compensation for current DigitalGlobe team members as a result of the transaction.

11.       Should I or can I sell my DigitalGlobe shares?

•                  The decision to buy, hold or sell DigitalGlobe’s shares is an individual choice.

•                  Unless you are informed otherwise (e.g., you are subject to a “trading window”), or you possess material “inside”/non-public information, you are free to do as you wish.

12.       How will the sales regions, quotas or sales compensation change following the close of the transaction?

•                  While this announcement is an important milestone, there are many decisions left to be made. As we work through the specifics, we will update you as we know more.

•                  Importantly, since the transaction will not close until the second half of 2017 and the companies operate in different sales channels, we do not expect the transaction to impact this year’s quotas or sales compensation.

13.       When is the transaction expected to close?

•                  The transaction is expected to close in the second half of 2017 and is subject to the approval of MDA and DigitalGlobe shareowners and the satisfaction of customary closing conditions, including applicable regulatory approvals.

•                  Until the transaction is closed, DigitalGlobe and SSL will continue to operate as separate companies.

•                  As a standalone business until the transaction closes, we all must continue to focus on our day-to-day responsibilities and deliver on our plans and our customers’ expectations, just as we always have.

14.       Is it a problem that MDA, SSL’s parent company is a non-U.S. company?

•                  SSL and DigitalGlobe are undertaking this transaction with a commitment to serving the U.S. Government with an expanded portfolio of end-to-end solutions, including satellites, electro-optical and radar imagery, and analytics.

•                  SSL currently operates under a Security Control Agreement with the U.S. Department of Defense, which allows the Company to pursue and execute U.S. Government programs that require security clearances.

•                  Upon completion of the transaction, the combined company will continue to execute this U.S. Access strategy.  As a result, the ultimate parent of DigitalGlobe will be incorporated in the United States by the end of 2019, subject to customary approvals.

15.       What happens to the DigitalGlobe ticker symbol?

•                  Upon completion of the transaction, DigitalGlobe will cease trading on the New York Stock Exchange.

16.       What should we say if we are contacted by media, financial community, or other third parties about the transaction?

•                  If you receive any inquiries from the media, please refer them to Turner Brinton at 303.684.4545 or turner.brinton@digitalglobe.com.

•                  If you receive any inquiries from investors or other financial parties, please refer them to Patrick Elliott at 303.684.1378 or patrick.elliott@digitalglobe.com.

17.       Who can I contact if I have more questions?

•                  As we move through this process, we will keep you informed on important developments, as appropriate.

•                  If you have questions, please do not hesitate to reach out to anyone on the executive leadership team, and / or send your questions to dgfeedback@digitalglobe.com.

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of Macdonald, Dettwiler and Associates Ltd. (“MDA”).  In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders.  The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY

WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER.  Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3.  Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders.  The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER.  Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger.  However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger.  Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016.  Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC.  These documents can be obtained free of charge from the sources indicated above.

Special Note Regarding Forward Looking Statements

Certain statements contained herein, including statements about MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe’s and MDA’s expected financial performance, and DigitalGlobe’s and MDA’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements.  Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of DigitalGlobe’s business; changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  Additional information concerning risks and uncertainties that could affect DigitalGlobe’s business can be found in DigitalGlobe’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2015.

We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.